UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: March 16, 2011

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL

(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
               Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____             No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES CLOSING OF U.S.$1.67 BILLION OFFERING OF CONVERTIBLE SUBORDINATED NOTES

MONTERREY, MEXICO. March 16, 2011 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today the closing of an offering of U.S.$1.67 billion aggregate principal amount of two series of convertible subordinated notes, one of which matures in 2016, and the other in 2018. This amount reflects the full exercise of the U.S.$267.5 million over-allotment options granted to the initial purchasers.

Substantially all the new shares approved at CEMEX’s extraordinary shareholders’ meeting on February 24, 2011 are being reserved by CEMEX to satisfy conversion of the notes. Consequently, CEMEX does not expect to undertake any additional equity capital raising in the near future.

CEMEX is using a portion of the net proceeds from the offering of the notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the notes, and to prepay indebtedness under CEMEX's Financing Agreement, as amended, and expects to use the remaining net proceeds to repay Certificados Bursátiles.

As a result of the prepayments made under the Financing Agreement, CEMEX will avoid an increase of 150 basis points in the agreement's annual interest rate and has also made all required principal payments under the Financing Agreement until June 2013.

Completion of this transaction marks a significant milestone in CEMEX’s 2011 financial plan, allowing CEMEX to further reduce refinancing risk and improve its capital structure.

The notes and the capped call transactions, as well as ADSs and Certificados de Participación Ordinarios, or CPOs, underlying such securities, have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") or any applicable state securities laws. The notes were offered only to qualified institutional buyers pursuant to Rule 144A and outside the United States pursuant to Regulation S, both as promulgated under the Securities Act. Unless so registered, the notes and the securities issuable upon conversion may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR CNBV), AND MAY NOT BE OFFERED OR SOLD PUBLICLY, OR OTHERWISE BE THE SUBJECT OF BROKERAGE ACTIVITIES, IN MEXICO, EXCEPT THAT THE NOTES MAY BE OFFERED IN MEXICO PURSUANT TO A PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN

SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES), TO MEXICAN INSTITUTIONAL AND QUALIFIED INVESTORS.  THE TERMS OF THE OFFERS WILL BE NOTIFIED TO THE CNBV AFTER THE PLACEMENT DATE OF THE NOTES, ONLY FOR INFORMATION PURPOSES, AND WILL NOT IMPLY CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE NOTES OR TO THE SOLVENCY OF CEMEX. THE INFORMATION INCLUDED IN THE DOCUMENTS RELATED TO THESE OFFERS IS THE SOLE RESPONSIBILITY OF CEMEX AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV IN MEXICO.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V. (Registrant)
Date: March 16, 2011	By: /s/ Rafael Garza Name: Rafael Garza Title: Chief Comptroller